Filed by J.P. Morgan Chase & Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Bank One Corporation
Subject Company’s Exchange Act File No.: 001-15323

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

     The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

BANK ONE MERGER – TOWN HALL MEETING

JANUARY 15, 2004

BILL HARRISON

     Jamie was CFO of commercial credit. So we have stayed in touch, we know each other. When he became CEO of Bank One, I’d see him in New York or industry meetings and we’d talk about, like all CEOs do, you know, what’s going on in the industry, whatever. And in November these talks got very serious, ending up in what we have today. Let me just tell you sort of the why we’re doing this.

     Jamie and I have both been, as have the management teams of both companies, part of the consolidation process that has been going on for the last ten years in a very serious way in our industry. It will continue and we want to be a major player in that consolidation process. This makes sure that we are, without question. Our mergers, especially the Morgan Chase merger, tended to create a heavier weighting, as we all know, on the wholesale investment banking more volatile business side than was ideal. As you’ve heard me talk before, we like our business model of core competence in investment banking, wholesale businesses, core competence in retail. The last merger got us a real leadership position through the great management of so many people around the firm in the wholesale investment banking space. We were not as complete on the retail and I always thought that if we could find the right strategic fit and the right people to do a deal with, to get more balance in the firm, we should look at that. And it wasn’t until, sort of the November time frame, that it became apparent that it was probably a good time to do it. We are away from the first merger enough so that the company had stabilized very well, our earnings had come back, so it was a very good time and the compelling logic of this as Jamie and I got more into it was just so clear that we had to figure out a way to do it. And the way we did it was doing a deal that had merger vehicle characteristics, but we’re calling this a merger, we’re not calling it a purchase. It’s just a good merger.

     The structure, as you know, has me as remaining as Chairman and CEO, Jamie as President and Chief Operating Officer. I’ll continue in the CEO role for two years from the closing and then will take over as Chairman and will stay in that role as long as Jamie and the Board want me and as long as I’m adding value in that role. Jamie and I are very complementary, I think, so I think our partnership will be very good from all of those perspectives. Reporting to me will be Jamie and Jamie will have under him the consumer businesses which will be headquartered in Chicago, and you have to understand that when you’re trying to put together a big transaction like this, you’ve got to have some balance in it or it can’t get done on a deal that’s good for both shareholders. The Chicago Midwest is very important for this new firm and having that’s significant in Chicago is very important. So the retail headquarters will be there; that really means the administration headquarters will be there because we’ll continue to have operating subs, like mortgage, that’s run out of New Jersey and auto finance, that’s run out of Long Island and the credit card business, which will be run out of Wilmington, Delaware. So there will be some job losses in New York. I don’t think they’ll be significant. We haven’t defined them yet. There’ll be job losses in Chicago that Jamie and I both have to manage well. The consumer side reporting in to Jamie will be Don Layton, who’ll have Risk, Finance and IT reporting to him. Dina Dublon remains as the Chief Financial Officer of the company, reporting to Don. On the wholesale investment banking side, I will continue the same reporting relationships, that’s David Coulter running all of his businesses, including IMPB that he does today. We’ll integrate the asset management business of Bank One and the private client business of Bank One into Jes Staley’s world and figure out how that should best be done.

     So, when we add it all up, you have, I believe, a unique business combination here. It is highly complementary as a business mix matter; it is highly complementary as a business overlap matter and remember everybody in this room has been through mergers. The more overlap you have in businesses, the harder a merger integration is. I’m not suggesting this will be easy, because all mergers are hard, but you don’t have the same kind of overlap that we’ve experienced in our prior mergers and Jamie sure will talk about that more. So, I am very, very excited. We’ll have an Office of the Chairman that will have Jamie and me and Don Layton and David Coulter. I think you’ve got four people there who represent a management team that’s as experienced as any in the world in our industry. We’ve announced an Executive Committee that’s represented again by a wealth of talent; we’ve announced organizational decisions, people decisions three levels down in the company already, so we start with a lot of wind behind our backs in terms of executing this great transaction.

     So let me stop here and turn it over to Jamie.

JAMIE DIMON

     Thanks Bill. First of all I’m thrilled to be here and I look forward to working with everybody here at one point in the future. I, on a personal level, wouldn’t have done this deal if I didn’t have a tremendous amount of trust, respect and faith in Bill Harrison, because I was President once before and it didn’t end so well. (Laugh) But, we have to make this work.

JAMIE DIMON

     The compelling part of this thing, when you look at it, put anything else aside, in the wholesale bank we had done numbers, took our client base and a product set that a full line of investment bank had. We thought you could have added $300 or $400 million of profit just by adding the product set – advisory, equity, some of the derivatives stuff you all do. And so obviously there is going to be a little overlap here, but there are a lot of clients that could be served. In middle market, we’ve become the second largest in the country. In retail, the third or fourth, depending on how you measure it. Credit cards, 95 million credit cards and it is a scale business. The scale business comes with low cost capital, low cost operations and what I call competitive advantage distribution. Treasury Services, one of the great ones, I call that a Warren Buffet business, grows over time, grows with inflation, not a lot of capital and its got very good margins which we can sell to our clients. Heidi will be running that. So the fit was enormous. And when we first actually started talking about it, what we said was, we have to do this.

JAMIE DIMON

     We’re going to have some fabulous opportunities here. There will be a little give and take. I always urge people when we go through deals, let’s give everyone respect, everyone’s good at what they do. Because someone comes from Bank One or their paid less doesn’t make them worth less and vice versa, but the opportunities are going to be great. I look forward to working with people. This should be a really special company. I used to say at Bank One that we want to be one of the best financial services companies in America and it just feels great to say that we want to be the best, not one of, but the best in the world. And that just makes me feel great. So let’s go get them. (Cheer)

BILL HARRISON

     We’ll share a little bit of the reaction we’ve gotten. People get it, and it’s not surprising because when you really understand the pieces here, you can see why it’s so complementary from a business perspective and a strategic perspective and a people perspective. And to have our stock go up on the first day is very unusual. The market today does not like mergers, even if they’re good. They do not like mergers. So this is a very good sign and we are encouraged.

     As a valuation matter, not only are we building leadership positions in all of our core businesses that, as we’ve talked about before, will create incremental value as a leader, but it gives our earnings stream much less volatility. Markets tend to reward more stable earnings streams at a higher PE multiple. We would expect that overtime to happen here as we perform and as the market understands this deal.

FEMALE SPEAKER

     First, Jamie, let me welcome you, good to have you. You’ve come at a good time. Bill Harrison has been preparing us for several years, one firm, one team, so this is good timing. My question is to you Bill, what impact will the merger have on our transformation efforts, all of the efforts going forward to consolidate systems and eliminate redundancies. Will that be sort of slowed or back burnered?

BILL HARRISON

     That’s a great question. When you look at this whole combination, one of the real complex tasks will be just in this space and John Schmidlin has done a great job of taking over from Tom Ketchum in the IT space. He’ll be working for Don Layton. Jamie has a guy named Austin Adams who will be working with John as a partner to take a look at what we have, because it is complex. We will evolve a game plan there to manage that in a thoughtful time frame, but it will take a lot of work. But how much it will slow it down, we really can’t quantify that at this point. Jamie?

JAMIE DIMON

     Yes, to me the most important thing that we need to have to be a winner, some of the best systems and operations in the country and we will not be a winner without that. It’s a critical part of our business, and people who run those areas should sit at the management tables and understand that. They need to be very cost effective and always executing and that’s the number one goal. We have some major decisions – whose retail platform; obviously, it will be your wholesale platform, because of just the size scope and globality of it; who’s credit card platform and a whole bunch of other ones. Some of these decisions will go quickly and some may take a little bit more time. We’re building a half a billion dollar data center in Wilmington and we could either stop it and move into yours or maybe we’re going to need both, or something like that, but we’ll work hard. Our vendors, all of them, if they can help, that’s great, but they should do it quickly, effectively and do what they say they’re going to do. But we will end up with some of the best. And I think you can’t be more important.

FEMALE SPEAKER

     Questions to either or both of you. As you look at the combined firm and risk profile of the firm, what are the areas that you see as our major sensitivities going forward and the areas where you’d want us to focus from a risk management perspective?

BILL HARRISON

     Well the good news is that we have, through this combination of lower risk profile because of the nature of the retail business, we are highly capitalized. Bank One was more capitalized than we, and we were well capitalized. So, we’re probably the strongest firm in the industry now in terms of tier one capital, which will, by the way, allow us to do share buy backs or whatever we want to do with excess capital in the months and years ahead, once we’re allowed to do that. We can’t do that right now. I think one area of focus where there has been a lot of attention is private equity. Bank One had a private equity relationship with Capital that was not a whole lot different than ours was a little bit lower. So when you combine those, we move from private equity at JPMorgan Chase being 16% of capital to now 15% of capital. We both agree we want to continue to get that down to the 10% that we had announced in the market place. We think that’s about right. And, you know, it really gives the volatile, more risk businesses at JPMorgan more capital. So we will be better balanced. But Jamie, what’s your view on this?

JAMIE DIMON

     You know, as a shareholder, because I know you all own the stock, is, on the private equity side, remember we both looked at each other, so it should give you a little bit more sense about what we covered, but what we found was basically both had fairly conservative points now and that 10% is the right number. We had a big run off portion, what we call the indirect, which is, you know, third parties, and I think so did you, and the private stuff we figured properly marked, but in overall risks, very roughly in a lot a ways there’s a lot of compatibility here to what we had at Citigroup, Solomon Smith Barney, whatever you call it. The trick is performance, profit and little bit of consistency and earn a lot of money in your capital and obviously it’s smaller. I mean, you look at this company – better franchises, more capital, better balanced mix – I think it’s an unbelievable thing we’re putting together.

BILL HARRISON

     You know one thing. There are a lot of pleasant surprises that come out when we start looking at their operating service businesses. I had not realized that they were as big as they are in cash management and, I think Don, what, where, from 90% of our cash management size? So when we add these two cash management businesses together, we are the number one cash management firm in the world. That whole area of T&SS will be enhanced by this because, not only the cash management piece, but more clients that Bank One will bring to the table that we can deliver those capabilities to. So we are well positioned in that area. And you remember we bought the corporate trust business from Jamie about six to nine months ago, and the reason that Jamie wanted to sell that is because he didn’t have enough operating scale. It wasn’t that he didn’t like the business. He didn’t have enough operating scale. That worked for us and now it even works better.

     There’s another question back here.

MALE SPEAKER

     Bill you mentioned about multiple conversion as a possible outcome here. Does that opportunity continue through further consolidation diversifying, for instance, through other geographies?

BILL HARRISON

     We want to make sure that we’re all clear of the task on the table which is to integrate and merge what we have and create value. We are still in a consolidating phase in the financial services industry and what this has done is enabled us to now be a major U.S. player in the consumer retail space, which we’re not as big as we would have liked. In terms of acquisitions in the future, if we manage this right and our PE is at the right level and the right deal comes along at some point in the future, we would certainly consider it. I mean, we’ve all been to, everybody in these management teams have been through the consolidation process. We understand it, but I don’t think we ought to think about that now. We’ve got a lot a work to do to create value and we’ve got enough scale, so we really don’t need to worry about that.

FEMALE SPEAKER

     My question is around the previous merger. When we merged with JPMorgan and Chase, Six Sigma playing an important role was something that was discussed with the analysts. What role do you see that playing this time around?

BILL HARRISON

     Six Sigma is a great example of best practices that you can pick up in firms. Heritage Morgan had done a very good job of integrating the Six Sigma mindset into the company. I remember sitting down with Charles Costa and Tom Ketchum and then talking about it, and I said that’s something we’ve really got to ramp up here. I mean, Don Layton had his own version of Six Sigma and some of the business he ran, but we didn’t have it as a major corporate wide effort. We do now; it’s been hugely successful, and that’s something that, it’s all about productivity. I mean, Jamie is known for managing productivity so I’m sure that this will be a key tool going forward. Yes.

MALE SPEAKER

     Just from a mechanical point of view, do you have a schedule worked out in terms of merging the holding companies and dates with the regulators and so on?

BILL HARRISON

     You know it’s usually four to six months, so we would anticipate a close in second quarter some time and wouldn’t anticipate any major problems. We don’t see any significant anti-trust problems. There’s some overlap in Texas but we don’t think it’s serious. If it is serious, we just have to dispose of a few branches, but the good news is we’re a much, much bigger player in Texas in the retail space and middle market space than we were. Bank One is big there too.

JAMIE DIMON

     If I could just talk about Bank One for one second. You know, we never went out and said that we were an A+ company. We had aspired to that, but when you deal with your counterpart from Bank One, you know, I gave them a voicemail message late last night, I really meant it, these are the folks who, over the last 31/2 years, in a recession, in painful times, have been dealing with me, who can basically torture them sometimes, cut $2 billion of expenses, consolidated across seven deposit platforms, five loan platforms, three HTH platforms, and built these data centers. Customer service is up, we’ve started opening branches in every state we were in, started growing the credit card business and the asset management business. But we’re not an A. They’re the team that actually took to where we could do something like this. I don’t think without all that hard work that Bank One 31/2 years ago would have been an attractive merger candidate for JPMorgan Chase. So when you talk to them, sure let them know how much I appreciated them.

BILL HARRISON

     Yes, microphone here.

MALE SPEAKER

     Jamie, one of the things that you hear about in mergers is culture and I was wondering if you could tell us a little bit about Bank One’s culture, whether or not you feel it’s a good fit for JPMorgan’s culture?

JAMIE DIMON

     Yes. You know I think I mentioned earlier that a lot of the management team knows each other and I think a lot of our management team came out of Wall Street. So you can feel a little comfortable that those folks know a lot about what you do. It would have been much harder had it been a purely retail company with no experience in that, with a purely wholesale company, and you all know, it’s more men than women, but we act like alpha males, patting our chest about who’s better, who is this and we’ve got to stop. Regardless. It’s about what’s right for the company’s clients, what’s right for the company’s clients, what’s right for the company’s clients and we’ve been trying to build a culture of execution, get things done and have a sense of urgency, do what you say you’re going to do, make decisions and I know we’re trying to do the same thing. Larry Bossidy, who is on your Board, came to see our management team, about six or nine months ago, and I think half the name of the game is execution. For us, we have to execute this deal now, and so that’s probably one of the most important things. And to do that, with an open attitude. People speak up, put their ideas on the wall, the facts will often decide, it’s not something you’ll have to guess.

MALE SPEAKER

     Hi Bill. Question for both of you guys. Does both firms seem to have a common mantra, one firm, one team and over the last several years, Bill, your initiative, leadership, leadership Morgan Chase, the issue of focusing on leadership during the merger process and merger integration, do you have any thoughts around that?

BILL HARRISON

     We haven’t tried to define that Charlie, other than, I think Jamie and I would both agree that having a very strong culture that will evolve out of this combination is absolutely critical. I don’t think that I can, as I’ve said before, think of a great company that doesn’t have a really great culture and that’s because people want to work for a company that’s got the kind of culture they like and it enables you to attract great people. So, it will be important. We just have to figure out how we keep pushing that agenda in a thoughtful way.

     Charlie, let me ask you a question. What are you going to do with all this real estate? (Laugh)

CHARLIE

     Hopefully the market will improve so we can dispose of it at a profit. (Laugh)

BILL HARRISON

     We’ve had a very hectic rollout. Now Jamie and I are getting on a plane heading to Chicago and doing a lot of the same things. So I’m having a lot of fun but I will tell you I can’t ‘til this weekend and relax a little bit. It’s going to be great.

JAMIE DIMON

     Me too.

BILL HARRISON

     But I want to again welcome Jamie and the Bank One management team. I want to thank all of my partners for their support and I can tell you, to have people like David Coulter and Don Layton and Dina who have been as supportive to me and trying to get this deal done because it’s the right thing for our shareholders, has been very, very helpful to me and all part of one firm, one team and it’s just a great example of that.

     So thank you for being here listening to what I think is going to be a great evolving story and we’ll go back to work and create the value we think is here. So, good to see you.

JAMIE DIMON

     Look forward to working with you all.

     (Cheer)

This information may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.